GROUP FINANCE & CONTROL
Hans van Barneveld
Group Controller
P.O. Box 810, 1000 AV Amsterdam
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-14642)	July 9, 2010
Dear Mr. Rosenberg,
We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated June 30, 2010, regarding our Annual Report on Form 20-F for the fiscal year ended December 31, 2009. We will be unable to respond to your comments within the ten business days requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments before July 31, 2010.
On behalf of ING Groep N.V., I would like to thank you and your colleagues in advance for your understanding for this extension.
Please do not hesitate to call me at (011) 31-20-541-8510 or William Torchiana of Sullivan & Cromwell LLP at (011)-33-1-7304-5890 if you have any questions regarding the above.
Very truly yours,

cc:	Mark Brunhofer Ibolya Ignat (Securities and Exchange Commission)

William D. Torchiana Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam	www.ing.com

The Netherlands	ING Groep N.V., registered office Amsterdam

T +31 20 541 85 10 F +31 20 541 85 00	Trade Register no. 33231073 Amsterdam